SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Exxon Mobil Corporation

(Name of Registrant as Specified In Its Charter)

Engine No. 1 LLC

Engine No. 1 LP

Engine No. 1 NY LLC

Christopher James

Charles Penner

Gregory J. Goff

Kaisa Hietala

Alexander A. Karsner

Anders Runevad

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

DATED MARCH 23, 2021

EXXON MOBIL CORPORATION

__________________________

SUPPLEMENT TO

PROXY STATEMENT

OF

ENGINE NO. 1 LLC

_________________________

PLEASE USE THE WHITE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET TODAY. ALTERNATIVELY, YOU MAY SIGN, DATE AND RETURN THE WHITE PROXY
CARD BY MAIL.

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2021 (the “Engine No. 1 Proxy Statement”) by Engine No. 1 LLC and certain of its affiliates (“Engine No. 1”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Exxon Mobil Corporation, a New Jersey corporation (the “Company”).

Except as described in this supplement, the information provided in the Engine No. 1 Proxy Statement continues to apply and this supplement should be read in conjunction with the Engine No. 1 Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Engine No. 1 Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Engine No. 1 Proxy Statement.

Supplemental Disclosures

According to the Company’s proxy statement, the Annual Meeting is scheduled to be held virtually through the website www.virtualshareholdermeeting.com/XOM2021, on May 26, 2021, at 9:30 AM Central Time. The Record Date for the Proxy Solicitation has been fixed as the close of business on March 29, 2021. As of February 28, 2021, there were 4,233,522,767 Common Shares outstanding, each of which is entitled to one vote on each Proposal.

Pursuant to Rule 14a-5(c), we have omitted from the Engine No. 1 Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement in connection with the Proxy Solicitation.  Such disclosure includes names, background and qualifications of the Company’s nominees, and other information about them; information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors; information regarding the compensation of the Company’s named executive officers and directors; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2022 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. With regards to such disclosure, we refer shareholders to the Company’s definitive proxy statement filed by the Company on Schedule 14A with the SEC on March 16, 2021. We take no responsibility for the accuracy or completeness of information contained in the Company’s definitive proxy statement.

YOUR VOTE IS IMPORTANT

We urge you to submit your vote using the WHITE proxy card via Internet or by telephone as soon as possible. Due to ongoing delays in the postal system, we encourage you to vote electronically. If you do not have access to a touch-tone phone or Internet, you may sign, date and return the WHITE proxy card in the postage-paid envelope previously provided with Engine No. 1’s proxy statement.

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please vote “FOR ALL” of the Nominees by using one of the four options below:

●	Voting via Internet by following the easy instructions on the WHITE proxy card or voting instruction form;

●	Voting by telephone using the toll-free number listed on the WHITE proxy card or voting instruction form and following the easy voice prompts;

●	In light of ongoing delays with the postal system, we encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or Internet, you may sign, date and return the WHITE proxy card or voting instruction form in the postage-paid envelope previously provided with Engine No. 1’s proxy statement; or

●	Virtually attending the Annual Meeting and voting thereat.

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by Internet. You may also vote by signing, dating and returning the WHITE voting instruction form in the postage-paid envelope previously provided with Engine No. 1’s proxy statement.

After submitting your vote using the WHITE proxy card, WE URGE YOU NOT TO VOTE USING EXXONMOBIL’S BLUE PROXY CARD, because only your latest dated proxy card will be counted.

If you have previously signed and returned a blue proxy card to ExxonMobil, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any blue proxy card already sent to ExxonMobil by voting by telephone or Internet following the instructions on the WHITE proxy card or by signing, dating and returning the WHITE proxy card in the postage-paid envelope previously provided with Engine No. 1’s proxy statement. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting by delivering a written notice of revocation to the Company, by delivering a later dated proxy for the Annual Meeting, or by voting virtually at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning Engine No. 1’s Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call: (877) 750-8310 (TOLL-FREE from the U.S. and Canada)

or +1 (412) 232-3651 (from other locations)